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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

GENSET
(Name of Subject Company)

GENSET
(Name of Person Filing Statement)

Ordinary Shares, Nominal Value € 3.00 per share
American Depositary Shares, Each Representing One-Third of One Ordinary Share
(Title of Class of Securities)

37244T104
(CUSIP Number of Class of Securities)

Malcolm Bates
General Counsel
Genset
24, rue Royale
75008 Paris, France
(33) 1.55.04.59.00
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:
 Manuel A. Orillac, Esq.
Shearman & Sterling
114, avenue des Champs-Elysées
75008 Paris, France
(33) 1.53.89.70.00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 2002 (the "Schedule 14D-9") by Genset, a corporation (société anonyme) organized under the laws of the Republic of France ("Genset" or the "Company"). The Schedule 14D-9 relates to the tender offer by Serono France Holding S.A. (the "Purchaser"), a corporation (société anonyme) organized under the laws of the Republic of France and a wholly-owned subsidiary of Serono S.A., a corporation (société anonyme) organized under the laws of Switzerland. The above-referenced tender offer is disclosed in a Tender Offer Statement on Schedule TO dated July 16, 2002 (the "Schedule TO"), and is made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated July 16, 2002 and filed as Exhibit 99(a)(1) to the Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal and Forms of Acceptance (which, as they may be amended and supplemented from time to time, constitute, together with the Offer to Purchase, the "U.S. Offer"). Capitalized terms used but not defined in this Amendment No. 1 have the meaning ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

  Background to the Offers

        The second paragraph of the section entitled "Background to the Offers" is hereby amended and restated in its entirety as follows:

        "In this context, on April 12, 2002, Silvano Fumero, Senior Executive Vice President and Head of Research and Pharmaceutical Development for Serono, contacted André Pernet, then Chief Executive Officer of Genset, to express an interest in meeting with Genset. Following the initial call, Ernesto Bertarelli, Chief Executive Officer of Serono, called Mr. Pernet on April 23, 2002, to confirm that a meeting would occur on April 30, 2002. As a result of these calls, on April 30, 2002, Mr. Bertarelli and Mr. Fumero met in Paris with Mr. Pernet, Marc Vasseur, the current Chief Executive Officer of Genset, and Daniel Cohen, the current Chief Scientific Officer of Genset. At this meeting, Mr. Bertarelli stated for the first time that Serono wished to initiate preliminary discussions on a potential acquisition transaction. Mr. Bertarelli also indicated, on a preliminary basis, that Serono would consider offering a price of € 11 per Share. The Genset representatives expressed interest in the principle of the proposal and suggested further meetings on May 20 and 21, 2002."

        The section entitled "Background to the Offers" is hereby amended and supplemented by adding the following paragraph after the last paragraph on page 5 of the Schedule 14D-9:

        "Serono's initial proposal to Genset regarding a possible acquisition transaction involved a cash tender offer, and this basic structure was at no point changed. Serono indicated to Genset that Serono would require, as a condition to the Offers, that the Purchaser obtain at least two-thirds of the share capital and voting rights of Genset on a diluted basis. Although this point was a subject of discussion at the meetings of May 20 and 21, 2002 and in subsequent meetings and calls, Serono continued to insist on this condition."

        The second paragraph on page 6 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        "On June 3, 2002, Mr. Bertarelli, on behalf of Serono, sent a letter to Genset setting forth an indicative proposal for the acquisition. In this letter, which was delivered before Serono was provided access to due diligence materials from Genset, Serono stated that it would consider offering a price per Share in the range of € 10.50 to € 11.50. On June 4, 2002, Mr. Vasseur acknowledged receipt of the letter. Mr. Vasseur's letter indicated a willingness to proceed with the due diligence process, while indicating a need for further negotiations on the terms of the proposal."

        The eighth paragraph on page 6 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        "On June 25, 2002, Serono sent to Genset a letter describing Serono's final proposal for a tender offer for the outstanding securities of Genset. The final Offer price of € 9.75 per Share reflected the results of negotiations with the Company and Serono's due diligence review."

  Reasons for the Recommendation

        The section entitled "Reasons for the Recommendation" is hereby amended and supplemented by inserting the following after the third bullet point on page 7 of the Schedule 14D-9:

"•	the twelve-month high trading price for Shares of € 11.50, which occurred on June 29, 2001, and the likelihood that the twelve-month high is not indicative of the future trading price that could be expected for the Shares, in particular considering that the Share price has not approached this twelve-month high at any time since July 10, 2001;"

        In addition, the section entitled "Reasons for the Recommendation" is hereby amended and supplemented by adding the following paragraph at the end of that section:

        "Under French law, Genset's board of directors was not required to "shop" the Company to other potential acquirors. Further, as a condition to pursuing its acquisition of Genset, Serono required a "no shop" provision in the Confidentiality Agreement, as noted in Item 3 above. As early as June 19, 2002, however, third parties may have been aware that Genset was a potential acquisition target, considering that, on that date, Genset announced that it was engaged in preliminary discussions concerning a possible strategic transaction and the trading of the Shares, ADSs and OCEANES was suspended. As described in Item 3, the "no shop" provision expired on July 10, 2002, prior to the commencement of the Offers. In addition, the Offers are being held open for longer than the required 20 business day period. Genset considered that these factors would, without "shopping" the Company, provide any interested third party an opportunity to make a competing bid. In addition, the Company considered that, under the recommended procedures of the French Commission des opérations de bourse, a third party that demonstrates a serious intent to make a bid for the Company's securities would be given access to the due diligence materials that were provided to Serono."

Item 7. Purposes of the Transaction and Plans or Proposals.

        The penultimate paragraph of Item 7 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        "According to the Schedule TO, after the Offers, Serono would cause Genset to propose that those employees who participated in the November 2001 stock option regrant program renounce their replacement options and, in lieu of each option, agree to receive a cash payment equal to the difference between € 9.75 (the price per Share in the Offers) and € 4.09 (the closing price per Share on Euronext Paris on the last trading day before the announcement of the Offers). The cash payment would be made only to those eligible persons who are employed by the Company in France at the time that such cash payment is due. This cash payment would be made in three installments: the first installment to be paid shortly after the closing of the Offers, the second to be paid approximately six months after the first installment, and the third to be paid approximately 12 months after the first installment."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MARC VASSEUR Marc Vasseur Chairman and Chief Executive Officer

Dated: August 21, 2002

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  Item 4. The Solicitation or Recommendation.
  Item 7. Purposes of the Transaction and Plans or Proposals.
SIGNATURE